KBL HEALTHCARE ACQUISITION CORP. III
380 LEXINGTON AVENUE
31st FLOOR
NEW YORK, NEW YORK 10168

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF KBL HEALTHCARE ACQUISITION CORP. III
TO BE HELD ON JULY 16, 2009

To the Stockholders of KBL Healthcare Acquisition Corp. III:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders of KBL Healthcare Acquisition Corp. III (“KBL”), a Delaware corporation, will be held at 10:00 a.m. eastern time, on July 16, 2009, at the offices of Graubard Miller, KBL’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174. You are cordially invited to attend the meeting, which will be held for the following purposes:

(1) to consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of March 13, 2009, as amended on April 30, 2009, among KBL, PRWT Services, Inc., a Pennsylvania corporation (“PRWT”), PRWT’s wholly owned subsidiary PRWT Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”), and all of the holders of the outstanding common stock of PRWT that provides for, among other things, (a) the merger of KBL and Merger Sub, with KBL being the surviving entity of the merger with Merger Sub and a wholly owned subsidiary of PRWT, (b) the automatic conversion of all outstanding KBL securities into an equal number of securities of PRWT of like tenor and (c) PRWT being our public company following consummation of the transaction. We sometimes refer to PRWT, the surviving publicly traded company after the merger, as “New Pubco” to indicate that we are referring to the combined entity and we refer to this proposal as the “merger proposal”;

(2) to consider and vote upon proposals related to the adoption of PRWT’s amended and restated articles of incorporation as the certificate of incorporation of our public company, which will have the effect, among other things, of (a) changing the name of our public company from “KBL Healthcare Acquisition Corp. III” to “PRWT Services, Inc.”; (b) changing the state of incorporation of our public company from Delaware to Pennsylvania; (c) increasing the number of authorized shares of our public company’s common stock from 50 million to 150 million; (d) incorporating the classification of directors that would result from the election of directors pursuant to the “director election proposal” described below, (e) changing our public company’s corporate existence to perpetual; (f) removing provisions from our public company charter that will no longer be applicable after the merger; and (g) revising provisions of our public company charter to conform to the Pennsylvania Business Corporation Law of 1983, as amended — these proposals are referred to as the “charter change proposals”;

(3) to consider and vote upon a proposal to approve the 2009 Incentive Equity Plan (an equity-based performance equity plan) — this proposal is referred to as the “stock plan proposal”;

(4) to elect seven persons to New Pubco’s board of directors, of whom two will serve until the annual meeting to be held in 2010, two will serve until annual meeting to be held in 2011 and three will serve until the annual meeting to be held in 2012 and, in each case, until their successors are elected and qualified — we refer to this proposal as the “director election proposal”; and

(5) to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, KBL is not authorized to consummate the merger — this proposal is referred to as the “adjournment proposal.”

These items of business will be further described in the definitive proxy statement/prospectus delivered to you in the coming days and which you are encouraged to read in its entirety before voting. Only holders of record of KBL common stock at the close of business on June 22, 2009 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

All KBL stockholders are cordially invited to attend the special meeting in person. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return as soon as possible the proxy card that will be included with the definitive proxy statement/prospectus when delivered to you. If you are a stockholder of record of KBL common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you will need to instruct your broker or bank on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the merger proposal.

A complete list of KBL stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of KBL for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Zachary C. Berk, O.D.
Chairman of the Board

June 26, 2009

A DESCRIPTION OF THE DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS AND OTHERWISE, OF THE PARTIES IS INCLUDED IN THE PRELIMINARY PROXY STATEMENT/PROSPECTUS INCLUDED IN PRWT SERVICES, INC.’S REGISTRATION STATEMENT ON FORM S-4 (NO. 333-159751), INCLUDING UNDER THE SECTION THEREOF ENTITLED “THE MERGER PROPOSAL — INTEREST OF KBL’S AND PRWT’S DIRECTORS AND OFFICERS AND OTHERS IN THE MERGER,” WHICH IS AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE (WWW.SEC.GOV). YOU ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELATED DOCUMENTS, WHICH WILL BE AVAILABLE FREE OF CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE WHEN FILED. YOU MAY ALSO OBTAIN A COPY OF THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FROM KBL BY REQUEST DIRECTED TO: MR. MICHAEL D. KASWAN, CHIEF OPERATING OFFICER, KBL HEALTHCARE ACQUISITION CORP. III, 380 LEXINGTON AVENUE, 31ST FLOOR, NEW YORK, NEW YORK 10168; TELEPHONE NO. 212-319-5555.

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

The following summary highlights some of the information regarding the transaction with PRWT. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus that will be delivered to you, including the information set forth under the caption “Risk Factors,” in order to make a decision as to how to vote.

•	In the prospectus included in the registration statement for KBL’s IPO, KBL undertook to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more operating businesses in the healthcare or healthcare-related industries. KBL’s board of directors believes that the transaction with PRWT described in this the statement/prospectus that will be delivered to you complies in all material respects with the terms for a transaction described in the registration statement.
•	The parties to the agreement and plan of reorganization are KBL, PRWT, Merger Sub and the PRWT Stockholders. Pursuant to the agreement, KBL will merge with Merger Sub, with KBL being the surviving entity of the merger and a wholly owned subsidiary of PRWT.
•	In connection with the merger, all outstanding KBL securities shall automatically be converted into an equal number of securities of PRWT of like tenor. As a result of the foregoing, PRWT will become our public company, or New Pubco, following consummation of the transactions. As soon as practicable after the merger of KBL and Merger Sub, KBL, as the surviving corporation of the merger, will be merged with and into PRWT, with PRWT surviving this subsequent merger. It should be noted that New Pubco will not be a new entity, but rather will be the continuing PRWT entity, which will become our public company and own KBL and its assets following the merger of KBL and Merger Sub. All outstanding KBL securities will be deemed to represent a like number and type of securities of PRWT or New Pubco following the merger without any action on the part of KBL security holders and New Pubco’s transfer agent will be instructed as to same.
•	PRWT is a diversified enterprise of pharmaceutical manufacturing and distribution, facilities management and maintenance services and business processing solutions.
•	PRWT is a certified minority business enterprise (MBE). Generally, for a public company to be certified as an MBE, at least 51% of the stock of the company must be owned by minority group members and the management and daily operations must be controlled by minority persons. Additionally, certain minority certifications require that a majority of a business’s board of directors (or similar body) be minority persons.
•	Based on its due diligence investigations of PRWT and the industries in which it operates, including the financial and other information provided by PRWT in the course of their negotiations, KBL believes that PRWT’s management has been successful in running PRWT’s business. As a result, KBL also believes that a transaction with PRWT will provide KBL stockholders with an opportunity to participate in a company with significant growth potential. Notwithstanding the foregoing, PRWT has a history of substantial losses and may not achieve or sustain profitability in the future.
•	The holders of common stock of PRWT will continue to own an aggregate of 11,950,000 shares of New Pubco common stock (the “Merger Shares”), subject to upward or downward adjustment in the event PRWT’s consolidated total indebtedness (as defined in the merger agreement, “Net Debt”) is more or less than $45,000,000 at the closing of the merger. Immediately prior to the merger, PRWT will effect an approximately 7.1-for-1 share reverse split of its common stock to recapitalize its 84,871,477 outstanding shares into 11,950,000 shares.
•	The PRWT Stockholders will receive an aggregate of $3,500,000 cash from New Pubco in exchange for the release and discharge of any and all claims against New Pubco.
•	An additional 8,000,000 shares of New Pubco common stock (the “EBITDA Escrow Shares”) will be placed in escrow at the closing to be issued and released to the PRWT Stockholders upon New Pubco attaining EBITDA of at least $25 million in fiscal 2009, EBITDA of at least $30 million in fiscal 2010 and/or EBITDA of at least $40 million in fiscal 2011. One EBITDA Escrow Share shall be released for each dollar by which the target EBITDA for each of the three fiscal years are exceeded, with up to 2,000,000 EBITDA Escrow Shares being issuable for 2009, 3,000,000 EBITDA Escrow Shares being issuable for 2010 and 3,000,000 EBITDA Escrow Shares being issuable for 2011. The EBITDA Escrow Shares can also be released and issued upon certain exercises of New Pubco redeemable warrants. None of the EBITDA Escrow Shares will be issued to the PRWT Stockholders and none of such shares will be deemed outstanding for any purpose until such future time, if ever, that the required EBITDA levels are attained.
•	The consummation of the merger is conditioned upon the Merger Shares issued at closing (including the 941,211 Merger Shares to be placed in escrow upon the consummation of the merger, as described below) representing at least 58% of the shares of New Pubco common stock outstanding immediately following the merger (“PRWT Majority Requirement”). Allowing for this requirement, the current holders of KBL’s outstanding common stock will own, as a group, no more than 8,653,448, or 42%, of the outstanding shares of New Pubco common stock immediately following the merger. The consummation of the merger also is conditioned upon holders of less than 30% of the currently outstanding shares of KBL common stock issued in KBL’s IPO (the “Public Shares”) voting against the merger and seeking conversion of their Public Shares into cash in accordance with KBL’s amended and restated certificate of incorporation. If holders of 30% or more of the Public Shares vote against the merger and elect cash conversion, the merger will not be completed. In efforts to preclude such possibility and ensure compliance with the PRWT Majority Requirement, KBL and its officers, directors and founding stockholders, PRWT and the PRWT Stockholders and their respective affiliates may enter into arrangements to provide for the purchase of the Public Shares (or the PRWT shares into which they convert in the merger) from holders thereof who indicate their intention to vote against the merger and seek conversion or otherwise wish to sell their Public Shares (or the PRWT shares into which they convert in the merger) or into other arrangements that would induce holders of Public Shares not to vote against the merger proposal, or into similar arrangements for warrants or other securities of KBL (“Outstanding Stock Arrangements”). These Outstanding Stock Arrangements could also be made pursuant to agreements between the buyer and seller of such securities in a form that would not violate insider trading rules. Definitive arrangements have not yet been determined. As it is not possible as of the date of this notice to determine the number of Public Shares (or the PRWT shares into which they convert in the merger) that may be purchased pursuant to such arrangements, the actual percentage of the KBL shares outstanding after the merger that KBL stockholders will own cannot presently be determined.
•	As of the date hereof, KBL has approximately $135,400,000 in its trust account. At the closing of the merger, the funds held in the trust account will be transferred to New Pubco, after deduction of transaction expenses, tax obligations (if any), deferred underwriting commissions, and the $3,500,000 cash payment to the PRWT Stockholders, and will be used for working capital purposes and for payments to be made to converting stockholders and payments, if any, relating to Outstanding Stock Arrangements.
•	To provide a fund for the adjustment to the Merger Shares based on PRWT’s Net Debt at closing and payment to New Pubco with respect to its post-closing rights to indemnification under the merger agreement, at the closing of the merger, the PRWT Stockholders will place in escrow (with an independent escrow agent) an aggregate of 941,211 Merger Shares. All 941,211 Merger Shares held in escrow are deemed outstanding and owned by the PRWT Stockholders and are counted towards the PRWT Majority Requirement.
•	After the merger, if management’s nominees are elected, the directors of New Pubco will be Willie F. Johnson (Chairman), PRWT’s Chairman, Jerry L. Johnson (Vice Chairman), PRWT’s Vice Chairman, Michael D. Kaswan, KBL’s Chief Operating Officer and a member of KBL’s board of directors, Robert W. Bogle, Joseph D. Corvaia, Adm. Thomas C. Lynch, and Lisa Skeete Tatum. Messrs. Bogle, Corvaia and Lynch and Ms. Tatum will be considered independent directors under applicable regulatory rules.
•	Upon completion of the merger, the current officers of PRWT will continue in their positions as officers of New Pubco. These officers are Willie F. Johnson, Chairman, Jerry L. Johnson, Vice Chairman, Harold T. Epps, President and Chief Executive Officer, John McCarey, Executive Vice President, Chief Financial Officer, Murvin Lackey, President of Distribution of Cherokee Pharmaceuticals, John B. Elliot, President

of Cherokee Pharmaceuticals, Stratton C. “Skip” Lee, Jr., Executive Vice President, Business Development, George Burrell, Executive Vice President, General Counsel, James Dobrowolski, President of U.S. Facilities and Mark Schweiker, who will become President of PRWT’s Business Process Solutions Operating Division on July 1, 2009.
•	The PRWT Stockholders will not be able to sell or otherwise transfer any shares of New Pubco common stock owned by them immediately following the merger, including any shares in escrow, until after the six-month anniversary of the closing of the merger. Furthermore, after the six-month anniversary of the merger and until December 31, 2012, the PRWT Stockholders will only be able to sell shares in such manner and to such persons as the audit committee of New Pubco has consented to in writing, which consent may not be unreasonably withheld but may be withheld in order to prevent New Pubco from failing to comply with any of the requirements of its minority business certifications. Additionally, after December 31, 2012 and until December 31, 2015, if a PRWT Stockholder intends to transfer all or a part of the shares subject to the lock up, the holder must notify New Pubco of its intent, and New Pubco will have an option to purchase the shares at a price equal to the average market price of the New Pubco common stock during the ten-day period ending the day before the holder delivers the notice.
•	The current officers and directors of KBL will not be able to sell any of the shares of KBL common stock received prior to the IPO until six months after the closing of the merger other than as permitted pursuant to the stock escrow agreement dated as of July 25, 2007, between KBL and each of the persons who was a stockholder of KBL prior to its IPO.
•	In addition to voting on the merger, the stockholders of KBL will vote on proposals to:
•	adopt PRWT’s amended and restated articles of incorporation as the certificate of incorporation of our public company, which will have the effect, among other things, of (a) changing the name of our public company from “KBL Healthcare Acquisition Corp. III” to “PRWT Services, Inc.”; (b) changing the state of incorporation of our public company from Delaware to Pennsylvania; (c) increasing the number of authorized shares of our public company’s common stock from 50 million to 150 million; (d) incorporating the classification of directors that would result from the election of directors pursuant to the “director election proposal” described below, (e) changing our public company’s corporate existence to perpetual; (f) removing provisions from our public company charter that will no longer be applicable after the merger; and (g) revising provisions of our public company charter to conform to the Pennsylvania Business Corporation Law of 1983, as amended.
•	approve the 2009 Incentive Equity Plan (an equity-based performance equity plan).
•	elect seven persons to New Pubco’s board of directors, of whom two will serve until the annual meeting to be held in 2010, two will serve until annual meeting to be held in 2011 and three will serve until the annual meeting to be held in 2012 and, in each case, until their successors are elected and qualified.
•	adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, KBL is not authorized to consummate the merger.
•	In May 2009, PRWT purchased 7,272,727 of the outstanding KBL warrants in private transactions for an aggregate purchase price of $2,000,000. PRWT intends to retire all of the KBL warrants it purchased in connection with the merger. In addition, Jerry Johnson, Vice Chairman of PRWT, purchased 1,500,000 KBL warrants in private transactions for an aggregate purchase price of $405,000.
•	KBL’s and PRWT’s directors and officers and certain other persons have interests in the merger that are different from, or in addition to, the interests of the public stockholders. These interests include, among other things:
•	KBL directors and officers own shares and warrants that would become worthless in the event of KBL’s liquidation prior to consummation of the merger.

•	Michael D. Kaswan, the chief operating officer of KBL, will become a director of New Pubco after the closing of the merger. As such, in the future he will receive any cash fees, stock options or stock awards that the New Pubco board of directors determines to pay to its non-executive directors.
•	Zachary C. Berk, O.D., KBL’s chairman of the board, Marlene R. Krauss, M.D., KBL’s chief executive officer and a member of its board of directors, and Michael D. Kaswan, KBL’s chief operating officer and a member of its board of directors, could become personally liable for certain obligations of KBL and for liquidation costs in the event a business combination is not completed.
•	PRWT and KBL Healthcare Management, Inc. (“KBLHM”), an affiliate of Drs. Berk and Krauss and Mr. Kaswan, have entered into an agreement which would become effective upon consummation of the merger and pursuant to which PRWT would retain KBLHM as a non-exclusive financial advisor. Under the terms of this agreement, KBLHM will provide PRWT with strategic and financial advice concerning stockholder relations, long-term financial and strategic planning, corporate reorganization and expansion, capital structure, borrowings and other financial assistance. The terms of the agreement are being negotiated by PRWT and KBLHM and will provide for the payment to KBLHM of a fee of up to $250,000 per annum.
•	Upon consummation of the merger, (i) two consultants of KBL will receive an aggregate of $600,000 and (ii) the underwriters in KBL’s IPO will be entitled to receive $4,140,000 of deferred underwriting commissions.
•	If the merger is not consummated, the KBL warrants owned by PRWT and Jerry Johnson, Vice Chairman of PRWT, will become worthless.
•	Prior to the consummation of the merger, PRWT will enter into new employment agreements, effective upon the consummation of the merger with Jerry Johnson, Vice Chairman of PRWT, and Murvin Lackey, President of Distribution of Cherokee Pharmaceuticals.
•	The proposed merger can be terminated by mutual written agreement of KBL and PRWT at any time or by either party if the merger is not consummated by July 19, 2009, the requisite vote of KBL stockholders is not obtained or a governmental entity has issued an order to restrain the merger. Either party may also terminate the proposed merger upon uncured breach by the other party of its representations, warranties or covenants contained in the merger agreement. If KBL wrongfully refuses to consummate the merger or PRWT terminates the merger agreement because of KBL’s breach and KBL thereafter consummates a business combination with another entity on or before July 19, 2009, KBL shall be required to pay PRWT, concurrently with the consummation of such other business combination, a cash termination fee of $2,000,000, payment of which shall be in full satisfaction of all rights of PRWT and the PRWT Stockholders for damages.